

SECURITIES AND EXCHANGE COMMISSION



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SEC FILE NUMBER
8- 51642

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Emerging Growth Equities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 First Avenue
(No. and Street)

King of Prussia	PA	19406-2816
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Corkery — 610-783-1800 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 0 6 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen Corkery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerging Growth Equities, Ltd., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Principal Financial Officer

Title

Notary Public


NOTARIAL SEAL
Notary Public
County
September 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Emerging Growth Equities, Ltd.

We have audited the accompanying statement of financial condition of Emerging Growth Equities, Ltd. as of December 31, 2006, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emerging Growth Equities, Ltd. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Certified Public Accountants

Abington, Pennsylvania
February 16, 2007

EMERGING GROWTH EQUITIES, LTD.
Statement of Financial Condition
December 31, 2006

ASSETS		
Cash and cash equivalents	$	595,782
Receivables:		
Clearing brokers		307,053
Deposit with clearing brokers		351,633
Securities owned: (Notes 2 and 10)		
Marketable, at market value		51,272
Due from affiliate (Note 5)		84,258
Furniture and equipment, net (Note 4)		27,962
Prepaid expenses, deposits and other assets		117,779
Total assets	$	1,535,739

LIABILITIES AND PARTNERS' CAPITAL		
Securities sold, not yet purchased	$	856
Due to affiliate (Note 5)		55,575
Accounts payable and accrued expenses		417,625
Total liabilities		474,056
Commitments and contingent liabilities		
Partners' capital		1,061,683
Total liabilities and partners' capital	$	1,535,739

The accompanying notes are an integral part of these financial statements.

EMERGING GROWTH EQUITIES, LTD.
Statement of Income
For the Year Ended December 31, 2006

REVENUE	
Commissions - exchange transactions	$ 651,755
Commissions - options	33,211
Commissions - other	1,085,852
Underwriting and corporate finance (Note 2)	2,991,112
Net inventory and investment loss (Note 2)	(3,598)
Revenue from sale of investment company shares	193,933
Consulting fees, rebates, interest and other income	844,159
Total revenue	5,796,424
EXPENSES	
Executive compensation	87,498
Clerical, administrative and registered representatives' compensation	3,634,010
Interest expense	97
Regulatory fees and expenses	58,462
Other Expenses:	
Management fees (Note 5)	666,900
Communications and market data information	587,668
Clearing, execution fees and sundry charges	300,358
Office expense	205,764
Travel and entertainment	144,825
Equipment rental, maintenance and other equipment expense	66,251
Professional fees	151,534
Depreciation	12,545
Other	140,865
Total expenses	6,056,777
Loss before income taxes	(260,353)
Provision for income taxes	-
Net loss	$ (260,353)

The accompanying notes are an integral part of these financial statements.

EMERGING GROWTH EQUITIES, LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2006

	General Partner	Limited Partner	Total
Operations:			
Net loss	$ (1,302)	$ (259,051)	$ (260,353)
Capital transactions:			
Contributions of capital	3,250	646,750	650,000
Withdrawals of capital	-	-	-
	3,250	646,750	650,000
Net decrease	1,948	387,699	389,647
Partners' capital as of January 1, 2006	3,360	668,676	672,036
Partners' capital as of December 31, 2006	$ 5,308	$ 1,056,375	$ 1,061,683

The accompanying notes are an integral part of these financial statements.

EMERGING GROWTH EQUITIES, LTD.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2006

Subordinated borrowings at January 1, 2006	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2006	$ -

The accompanying notes are an integral part of these financial statements.

EMERGING GROWTH EQUITIES, LTD.

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (260,353)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	12,545
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Receivables:	
Clearing broker	274,822
Non-customers	10,104
Deposit with clearing broker	(92,444)
Securities owned	(29,142)
Due from affiliate	(33,773)
Prepaid expenses, deposits and other assets	1,610
Increase (decrease) in liabilities:	
Payable to clearing broker	6,706
Securities sold, not yet purchased	856
Accounts payable and accrued expenses	(76,188)
Net cash used in operating activities	(185,257)
Cash flows from financing activities:	
Contribution of capital to partnership	650,000
Net cash provided by financing activities	650,000
Cash flows from investing activities:	
Purchase of furniture and equipment	(22,424)
Net cash used in investing activities	(22,424)
Net decrease in cash	442,319
Cash and cash equivalents at beginning of year	153,463
Cash and cash equivalents at end of year	$ 595,782
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest paid	$ 97
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

EMERGING GROWTH EQUITIES, LTD.
Notes to Financial Statements
December 31, 2006

1. ORGANIZATION

Emerging Growth Equities, Ltd. ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC"). It is a Pennsylvania limited partnership that is a wholly owned subsidiary of EGE Holdings, Ltd., a Pennsylvania limited partnership. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

Fair Value of Securities – Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

The market value of securities owned, consisting of equities and debt securities, is determined by the Company utilizing quoted market prices, dealer quotes and prices obtained from independent third parties. Other securities with no ready market are valued at fair value as determined by management.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of the short-term nature of the financial instruments, approximate current fair value.

Investment banking – Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructure advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determined.

Concentration of Credit Risks – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Depreciation – Fixed asset purchases are classified as three or seven-year property for depreciation purposes. They are depreciated under accelerated methods.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Income Taxes – No provision has been made for income taxes since the Company is a partnership and is not taxed at the entity level.

Allocation of income, loss and cash distributions – Allocation of net income, loss and cash distributions are allocated 99.5% to EGE Holdings, Ltd. and .5% to EGE Special Purpose Corporation, the general partner which is owned by EGE Holdings, Ltd.

3. OPERATING LEASES

The Company leases certain equipment under non-cancellable leases that expire in 2005 through 2008. Equipment lease expense for the year ended December 31, 2006 totalled $11,712. Future minimum lease payments under operating leases are as follows:

Year	Equipment
2007	$28,981
2008	26,353
2009	16,998
2010	86

4. FURNITURE AND EQUIPMENT

Furniture and equipment is summarized as follows:

Furniture and equipment	$ 145,953
Less accumulated depreciation	117,992
	$ 27,961

Depreciation expense totalled $12,545 for the year ended December 31, 2006.

5. TRANSACTIONS WITH AFFILIATES

EGE Holdings, Ltd. provides office space, equipment and office furnishings to the Company, for which the Company pays a management fee to EGE Holdings, Ltd. For the year ended December 31, 2006 the management fee was $666,900. At December 31, 2006 the Company owed EGE Holdings, Ltd. $55,575 for the management fee.

The Company also has an affiliate, EGE Advisors, Ltd. ("RIA"), which is a registered investment advisor. The Company receives fee income from RIA and pays expenses on behalf of RIA, including payroll processing. At December 31, 2006, RIA owed the Company $84,258.

6. DEPOSIT WITH AND PAYABLE TO CLEARING BROKER

The Company maintains a clearing agreement with National Financial Services, LLC ("NFS") (See Note 8). Under the agreement the Company maintains a clearing deposit of $250,000. NFS will finance the Company's inventory under normal margin terms. The Company pays interest on any amount payable to NFS at the prevailing National Financial Base Lending Rate (NFBLR), which was 8% at December 31, 2006. The Company also receives interest based on the National Financial Credit (NFC) rate when an average monthly credit balance of $1,000 is maintained.

The Company clears principally all of its business through NFS, while it maintains a clearing agreement with Bear Stearns Securities Corporation ("BSSC"). In August of 2006, the Company converted to NFS, it will maintain a clearing agreement with BSSC until all customer accounts are transferred to NFS. The transfer is anticipated to be complete by the end of the first quarter of 2007. BSSC still holds a clearing deposit of $100,000 until the transfer is complete.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through BSSC.

8. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006 the Company had net capital and capital requirements of $813,723 and $250,000 (minimum), respectively. The Company's net capital ratio was .58 to 1.

9. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include outstanding delayed delivery, underwriting, future commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial activities. These contracts are valued at market, and unrealized gains and losses are reflected in the financial statements. As of December 31, 2006, the Company held no derivative financial instruments used for hedging purposes.

10. SECURITIES OWNED

Marketable securities owned consist of investment securities at quoted market values.

Securities owned consist of:	
Marketable securities:	
Common stocks	$ 51,723

11. PROFIT SHARING AND SAVINGS PLAN

The Company has a Profit Sharing and Savings Plan (the "Plan") which provides for discretionary Company contributions and/or a salary deferral at the option of the employees. The Plan has an optional Company matching clause, and covers substantially all employees of the Company who meet certain age and length of employment requirements.

Under the salary deferral component of the Plan, eligible employees may contribute any whole percentage of their compensation varying from 1% to 15%, up to the maximum permitted under the Internal Revenue Code, and the Company may make discretionary matching contributions. The Company made no contribution to the Plan for the year ended December 31, 2006.

Schedule I

EMERGING GROWTH EQUITIES, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006

COMPUTATION OF NET CAPITAL

Total partners' capital	$	1,061,683
Deduct partners' capital not allowable for Net Capital:		-
Total partners' capital		1,061,683
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable - clearing broker		10,270
Due from affiliates		84,258
Furniture and equipment, net		27,962
Prepaid expenses, deposits and other assets		117,779
Total non-allowable assets		240,269
Net Capital before haircuts on securities positions		821,414
Trading and investment securities:		
Other securities		7,691
Net Capital	$	813,723

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	473,200
Total aggregate indebtedness	$	473,200
Percentage of aggregate indebtedness to Net Capital		58%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

EMERGING GROWTH EQUITIES, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $473,200)	$	31,547
Minimum dollar Net Capital requirement of reporting broker or dealer	$	250,000
Net Capital requirement	$	250,000
Excess Net Capital	$	563,723
Excess Net Capital at 1000%	$	766,403

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

Net capital per Annual Audit Report	$	813,723
Net capital per Company's Unaudited Focus Report		869,684
Difference	$	(55,961)
Difference accounted for as follows:		
Increase in non-allowable assets	$	(10,270)
Increase in accured expenses		(14,000)
Increase in haircuts: other securities		(7,691)
Reduction in net inventory and investment gain		(24,000)
	$	(55,961)

EMERGING GROWTH EQUITIES, LTD.
Computation for Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

No material difference exists between the broker's most recent Focus filing dated December 31, 2005 and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

To the Partners of
Emerging Growth Equities, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Emerging Growth Equities, Ltd. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 16, 2007

Sanville & Company
Certified Public Accountants

END